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                  [WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]


                                                               November 21, 2000



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re: Third Wave Technologies, Inc. (the "Company") Registration Statement on Form 8-A, filed October 11, 2000, in connection with the Company's Registration Statement on Form S-1, filed July 31, 2000 (File No. 333-42694)

Ladies and Gentlemen:

     Whereas the Company anticipates a delay in the proposed effective date of its 1933 Act filing on Form S-1, the Company hereby requests withdrawal of the Registration Statement on Form 8-A it filed on October 11, 2000. The Company anticipates that a new Form 8-A will be refiled at a date closer to the likely effective date of the Company's 1933 Act filing on Form S-1, accompanied by a request to accelerate the effectiveness of the new Form 8-A on the date the 1933 Act filing is to become effective.

     Comments or questions regarding the Company's withdrawal of the Form 8-A may be directed to the undersigned or, in his absence, Christopher Mitchell, at
(650) 493-9300.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ ROGER D. EDWARDS
                                        --------------------------------
                                        Roger D. Edwards